UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission Filing Number: 001-33398

Simcere Pharmaceutical Group

(Translation of registrant’s name into English)

No. 699-18 Xuan Wu Avenue,

Xuan Wu District, Nanjing

Jiangsu Province 210042

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIMCERE PHARMACEUTICAL GROUP

FORM 6-K

TABLE OF CONTENTS

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Simcere Pharmaceutical Group

By:	/s/ Yushan Wan
Name:	Yushan Wan
Title:	Acting Chief Financial Officer

DATE: August 10, 2011

Exhibit 99.1

SIMCERE PHARMACEUTICAL GROUP REPORTS PRELIMINARY UNAUDITED SECOND QUARTER

2011 RESULTS

NANJING, CHINA, August 9, 2011 — Simcere Pharmaceutical Group (“Simcere” or the “Company”) (NYSE: SCR), a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded generic and proprietary pharmaceuticals in China, today reported preliminary unaudited financial results for the quarter ended June 30, 2011.

Highlights

•

Total revenue was RMB546.4 million (US$84.4 million) for the second quarter of 2011, compared to RMB544.6 million for the same period in 2010, representing a year-over-year growth of 0.3%. For the first six months of 2011, total revenue was RMB1,028.6 million (US$158.9 million), representing an increase of 2.5% from RMB1,003.2 million for the same period in 2010.

•

Gross margin for the second quarter of 2011 was 84.9%, compared to 86.8% for the same period in 2010. For the first six months of 2011, gross margin was 84.4%, compared to 83.5% for the same period in 2010.

•

Income from operations was RMB79.9 million (US$12.4 million) for the second quarter of 2011, an increase of 27.5% from RMB62.7 million for the same period in 2010. For the first six months of 2011, income from operations was RMB109.6 million (US$16.9 million), which represented an increase of 17.1% from RMB93.6 million for the same period in 2010.

•

Net income attributable to Simcere was RMB73.7 million (US$11.4 million) for the second quarter of 2011, an increase of 91.1% from RMB38.6 million for the same period in 2010. For the first six months of 2011, net income was RMB101.6 million (US$15.7 million), which represented an increase of 72.1% from RMB59.0 million for the same period in 2010.

“In the second quarter, both Simcere’s revenue and gross margin remained steady, while anti-cancer drugs, including Endu, Sinofuan and Jiebaishu, achieved healthy growth,” said Mr. Jinsheng Ren, Chairman and Chief Executive Officer of Simcere Pharmaceutical Group. “Changes to government pricing policies have negatively impacted margins for some of our branded generic drugs, including Zailin.”

Mr. Ren added, “We continue to make significant investments in R&D to support Simcere’s long-term development strategy, including Bicun’s overseas clinical research. In July we received approval from the SFDA to conduct clinical trials for our innovative anti-tumor drug Simotinib. Our recently announced joint-venture with Merck & Co., Inc. represents a major step forward in our strategy to cooperate with international partners to address the needs of Chinese patients.”

2011 Second Quarter Financial Results

Total revenue for the second quarter of 2011 was RMB546.4 million (US$84.4 million), compared to RMB544.6 million for the same period in 2010, representing a year-over-year growth of 0.3%. For the first six months of 2011, total revenue was RMB1,028.6 million (US$158.9 million), representing an increase of 2.5% from RMB1,003.2 million for the same period in 2010.

Revenue from edaravone injection products under the brand names Bicun and Yidasheng increased by 12.7% to RMB217.9 million (US$33.7 million) for the second quarter of 2011 from RMB193.3 million for the same period in 2010. Sales of edaravone injection products constituted 39.9% of the Company’s total revenue for the second quarter of 2011. For the first six months of 2011, revenue from Bicun and Yidasheng totaled RMB406.7 million (US$62.8 million), which represented an increase of 10.9% from RMB366.7 million for the same period in 2010.

Revenue from Endu, the Company’s patented anti-cancer biotech product, increased by 30.3% to RMB70.0 million (US$10.8 million) in the second quarter of 2011 from RMB53.7 million for the same period in 2010. Sales of Endu constituted 12.8% of the Company’s total revenue for the second quarter of 2011. For the first six months of 2011, revenue from Endu totaled RMB119.7 million (US$18.5 million), which represented an increase of 31.3% from RMB91.2 million for the same period in 2010.

Revenue from Sinofuan, a 5-FU sustained release implant for the treatment of cancer, increased by 25.8% to RMB53.0 million (US$8.2 million) for the second quarter of 2011 from RMB42.1 million for the same period in 2010. Sales of Sinofuan constituted 9.7% of the Company’s total revenue for the second quarter of 2011. For the first six months of 2011, revenue from Sinofuan totaled RMB82.4 million (US$12.7 million), which represented an increase of 22.0% from RMB67.5 million for the same period in 2010.

Revenue from other branded generic products including Zailin and Yingtaiqing decreased by 8.0% to RMB205.3 million (US$31.7 million) from RMB223.1 million for the same period in 2010. Sales of other branded generic products constituted 37.6% of the Company’s total revenue for the second quarter of 2011. For the first six months of 2011, revenue from other branded generic products totaled RMB419.7 million (US$64.9 million), which represented an increase of 0.4% from RMB418.1 million for the same period in 2010.

Gross margin for the second quarter of 2011 was 84.9%, compared to 86.8% for the same period in 2010. For the first six months of 2011, gross margin was 84.4%, compared to 83.5% in the first six months of 2010.

Research and development expenses for the second quarter of 2011 totaled RMB40.1 million (US$6.2 million), which represented an increase of 28.7% from RMB31.2 million for the same period in 2010. This increase was due primarily to the increased expenditure on on-going research and development projects. As a percentage of total revenue, research and development expenses increased to 7.3% for the second quarter of 2011 from 5.7% for the same period in 2010. For the first six months of 2011, research and development expenses totaled RMB82.7 million (US$12.8 million), compared to RMB61.8 million for the same period in 2010.

Sales, marketing and distribution expenses for the second quarter of 2011 were RMB288.9 million (US$44.6 million), which represented a decrease of 9.7% from RMB319.9 million for the same period in 2010. As a percentage of total revenue, sales, marketing and distribution expenses decreased to 52.9% for the second quarter of 2011 from 58.8% for the same period in 2010. This decrease was due primarily to the strengthened budget control and efficiency improvement on marketing activities. For the first six months of 2011, sales, marketing and distribution expenses were RMB553.2 million (US$85.5 million), which represented a decrease of 0.6% from RMB556.8 million for the same period in 2010.

General and administrative expenses were RMB74.7 million (US$11.5 million) for the second quarter of 2011, which represented an increase of 27.3% from RMB58.6 million for the same period in 2010. As a percentage of total revenue, general and administrative expenses increased to 13.7% for the second quarter of 2011 from 10.8% for the same period in 2010. This increase was due primarily to the increased salary expenses and legal fees incurred for establishing a joint venture with Merck & Co., Inc. For the first six months of 2011, general and administrative expenses were RMB142.8 million (US$22.1 million), which represented an increase of 13.4% from RMB125.9 million for the same period in 2010.

Share-based compensation expenses, which were allocated to research and development expenses, sales, marketing and distribution expenses, and general and administrative expenses, based on the nature of the work that the relevant employee was assigned to perform, totaled RMB7.8 million (US$1.2 million) for the second quarter of 2011, which represented an increase of 5.9% from RMB7.4 million for the same period in 2010. For the first six months of 2011, share-based compensation expenses totaled RMB15.1 million (US$2.3 million), which represented a decrease of 1.8% from RMB15.4 million for the same period in 2010.

Income from operations was RMB79.9 million (US$12.4 million) for the second quarter of 2011, which represented an increase of 27.5% from RMB62.7 million for the same period in 2010. For the first six months of 2011, income from operations was RMB109.6 million (US$16.9 million), which represented an increase of 17.1% from RMB93.6 million for the same period in 2010.

Income tax expense for the second quarter of 2011 was RMB0.7 million (US$0.1 million), compared to RMB10.2 million in the same quarter of 2010. For the first six months of 2011, income tax expense was RMB5.8 million (US$0.9 million), compared to RMB11.5 million for the same period in 2010. The effective income tax rate was 6.0% for the first six months of 2011 decreased from 14.1% for the same period in 2010, which was primarily due to the improved financial results in one of the subsidiaries during the first six months of 2011, resulting in the reversal of valuation allowance previously made against the deferred tax assets of such subsidiary amounting to RMB8.9 million (US$1.4 million), and the impact of a non-taxable other operating income of RMB20 million (US$3.1 million) arising from the receipt of settlement in respect of the acquisition of Jiangsu Quanyi in 2009 from certain former shareholders of Jiangsu Quanyi.

Net income attributable to Simcere was RMB73.7 million (US$11.4 million) for the second quarter of 2011, which represented an increase of 91.1% from RMB38.6 million for the same period in 2010. Net margin, representing net income divided by total revenue, was 13.5% for the second quarter of 2011, compared to 7.1% for the second quarter of 2010. For the first six months of 2011, net income was RMB101.6 million (US$15.7 million), which represented an increase of 72.1% from RMB59.0 million for the same period in 2010. Net margin for the first six months of 2011 was 9.9% as compared to 5.9% for the same period in 2010.

Basic and diluted earnings per American Depository Share (“ADS”) for the second quarter of 2011 were RMB1.38 (US$0.21) and RMB1.33 (US$0.21), respectively. Basic and diluted earnings per ADS for the first six months of 2011 were RMB1.90 (US$0.29) and RMB1.84 (US$0.28) respectively. One ADS represents two ordinary shares of the Company.

As of June 30, 2011, the Company had cash, cash equivalents and restricted cash of RMB230.5 million (US$35.6 million), compared to RMB278.7 million as of December 31, 2010.

Financial Information

The preliminary unaudited condensed consolidated statements of income and balance sheets accompanying this press release have been prepared by management using U.S. GAAP. This preliminary financial information is not intended to fully comply with U.S. GAAP because it does not present all of the financial information and disclosures required by U.S. GAAP.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. In particular, the quotations from management in this press release contain forward-looking statements. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Further information regarding these and other risks is included in Simcere’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. Simcere does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Conference Call

Simcere Pharmaceutical Group will host a conference call to discuss the Company's results for the second quarter of 2011 on Tuesday, August 9, at 8:00 a.m. Eastern Time (Tuesday, August 9 at 8:00 p.m. Beijing/Hong Kong time). The management team will be on the call to discuss the results for second quarter of 2011 and to answer questions.

To access the conference call, please dial:

United States toll-free:	+1.866.510.0708
International:	+1.617.597.5377
China Telecom:	10.800.130.0399 / 10.800.120.2655 / 10.800.152.1490
China Netcom:	10.800.852.1490 / 10.800.712.2655
China 400 (for mobile users)	400.881.1630 / 400.881.1629
Hong Kong:	+852.3002.1672

Please ask to be connected to Q2 2011 Simcere Pharmaceutical Group Earnings Conference Call and provide the following pass code: 72942369.

Simcere will also broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the company's web site at www.simcere.com.

Following the earnings conference call, an archive of the call will be available by dialing:

United States toll-free:	+1.888.286.8010
International:	+1.617.801.6888

The pass code for replay participants is 99140552. The telephone replay also will be archived on the “Investor Relations” section of the company's web site for seven days following the earnings announcement.

About Simcere Pharmaceutical Group

Simcere Pharmaceutical Group (NYSE:SCR, Simcere) is a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded generic and proprietary pharmaceuticals in China. Simcere concentrates its research and development efforts on the treatment of diseases with high incidence and/or mortality rates and for which there is a clear demand for more effective pharmacotherapy such as cancer, strokes, cardiovascular disease, infectious diseases and pain. For more information about Simcere Pharmaceutical Group, please visit www.simcere.com.

Investor and Media Contacts: Email: ir@simcere.com

In Nanjing: Yehong Zhang President Simcere Pharmaceutical Group Tel: 86-25-8556-6666 ext 8811	In the United States: Cindy Zheng Brunswick Group Tel: 1-212-333-3810

In Beijing: Yue Yu Brunswick Group Tel: 86-10-5960-8600	In Hong Kong: Joseph Lo Chi-Lun Brunswick Group Tel: 852-3512-5000

SIMCERE PHARMACEUTICAL GROUP

PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(AMOUNTS EXPRESSED IN THOUSANDS, EXCEPT SHARE AND ADS DATA)

	Three months ended June 30,			Six months ended June 30,
	2010	2011	2011	2010	2011	2011
	RMB	RMB	USD	RMB	RMB	USD
Product revenue	538,990	546,363	84,425	996,638	1,028,565	158,935
Other revenue	5,578	—	—	6,599	—	—

Total revenue	544,568	546,363	84,425	1,003,237	1,028,565	158,935
Cost of materials and production	(72,099)	(82,761)	(12,788)	(165,195)	(160,234)	(24,760)

Gross profit	472,469	463,602	71,637	838,042	868,331	134,175

Operating expenses:
Research and development	(31,195)	(40,147)	(6,204)	(61,787)	(82,729)	(12,783)
Sales, marketing and distribution	(319,945)	(288,855)	(44,634)	(556,824)	(553,250)	(85,489)
General and administrative	(58,640)	(74,661)	(11,537)	(125,880)	(142,798)	(22,065)
Other operating income*	—	20,000	3,090	—	20,000	3,090

Income from operations	62,689	79,939	12,352	93,551	109,554	16,928

Interest income	1,066	1,310	202	2,362	2,362	365
Interest expense	(4,052)	(10,001)	(1,545)	(9,017)	(19,405)	(2,998)
Foreign currency exchange gains	1,150	2,142	331	1,217	3,717	574
Other income	1,091	1,099	170	1,091	7,522	1,162
Equity in losses of equity method affiliated companies	(3,253)	(3,427)	(530)	(7,703)	(6,599)	(1,019)

Earnings before income taxes	58,691	71,062	10,980	81,501	97,151	15,012

Income tax expense	(10,215)	(711)	(110)	(11,531)	(5,802)	(897)

Net Income	48,476	70,351	10,870	69,970	91,349	14,115

Less: Net (income) loss attributable to the redeemable noncontrolling interest and noncontrolling interest	(9,910)	3,355	519	(10,922)	10,247	1,583

Net income attributable to Simcere	38,566	73,706	11,389	59,048	101,596	15,698

Earnings per share attributable to Simcere:
Basic	0.35	0.69	0.11	0.54	0.95	0.15

Diluted	0.35	0.67	0.10	0.53	0.92	0.14

Earnings per ADS attributable to Simcere:
Basic	0.71	1.38	0.21	1.08	1.90	0.29

Diluted	0.69	1.33	0.21	1.05	1.84	0.28

Weighted average number of common shares:
Basic	108,889,747	106,903,665	106,903,665	109,457,384	106,857,024	106,857,024
Diluted	111,633,592	110,578,606	110,578,606	112,221,031	110,501,057	110,501,057

*	The Company reached a settlement agreement with certain former shareholders of Jiangsu Quanyi Biological Technology Stock Co., Ltd. (“Jiangsu Quanyi”, previously known as Jiangsu Yanshen Biological Technology Stock Co., Ltd) in the second quarter of 2011, in respect of the Company’s 2009 acquisition of 37.5% equity interest in Jiangsu Quanyi. Pursuant to the settlement agreement, the Company received RMB20 million (US$3.1 million) in June 2011 and is expected to receive additional RMB15 million (US$2.3 million) and RMB15 million (US$2.3 million) on or before September 30 and December 31,2011 respectively, totaling RMB50 million (US$7.7 million). The first installment of RMB20 million (US$3.1 million) received was recognized as other operating income.

**	As disclosed in its annual report on Form-20F for the year ended December 31, 2010, the Company previously expected that Jiangsu Quanyi would be able to resume the production and sale of its influenza vaccine in the second half of 2011. As of now, the vaccine is undergoing the GMP certification procedure, and thus will not be produced or sold as planned this year.

SIMCERE PHARMACEUTICAL GROUP

PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(AMOUNTS EXPRESSED IN THOUSANDS)

	December 31, 2010 RMB	June 30, 2011 RMB	June 30, 2011 USD
Assets
Current assets
Cash, cash equivalents and restricted cash	278,716	230,456	35,610
Accounts and bills receivable, net	884,738	1,031,558	159,398
Inventories	89,732	106,819	16,506
Other current assets	135,301	229,375	35,443

Total current assets	1,388,487	1,598,208	246,957
Property, plant and equipment, net	866,262	878,622	135,766
Landuse rights	142,910	141,308	21,835
Goodwill and intangible assets, net	658,139	641,815	99,174
Investments in and advance to affiliated companies	121,220	115,576	17,859
Other assets	41,234	31,142	4,812

Total assets	3,218,252	3,406,671	526,403

Liabilities
Current liabilities
Short-term borrowings and current portion of long-term borrowings	360,000	510,950	78,952
Accounts payable	49,638	37,896	5,856
Other payables and accrued liabilities	596,208	568,807	87,893

Total current liabilities	1,005,846	1,117,653	172,701
Long-term borrowings, excluding current portion	19,306	7,500	1,159
Deferred tax liabilities	68,811	56,507	8,731
Other liabilities	22,593	23,109	3,571

Total liabilities	1,116,556	1,204,769	186,162
Redeemable noncontrolling interest	47,453	50,298	7,772
Shareholders’ equity
Simcere shareholders’ equity
Ordinary shares at par	8,597	8,605	1,330
Additional paid-in capital	948,469	963,583	148,894
Accumulated other comprehensive loss	(97,512)	(100,874)	(15,587)
Retained earnings	1,019,118	1,120,714	173,174

Total equity attributable to Simcere	1,878,672	1,992,028	307,811
Noncontrolling interest	175,571	159,576	24,658

Total shareholders’ equity	2,054,243	2,151,604	332,469
Commitments and contingencies
Total liabilities, redeemable noncontrolling interest and shareholders’ equity	3,218,252	3,406,671	526,403

Note: The conversions of Renminbi (RMB) into United States dollars (USD) as at the reporting dates are based on the noon buying rate of USD1.00 = RMB6.4716 on June 30, 2011 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on the reporting dates.